UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 19, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED: AVAILABILITY OF ANNUAL B-BBEE COMPLIANCE REPORT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

18 April 2018

NEWS RELEASE

AVAILABILITY OF ANNUAL B-BBEE COMPLIANCE REPORT

The Company's annual Black Economic Empowerment Verification Certificate in terms of section 13G(2) of the B-BBEE Amendment Act 46 of 2013 ("the BEE Verification Certificate") has been published on the Company's website (http://www.anglogoldashanti.com/sustainability/reports/). Should there be any revisions to the BEE Verification Certificate, such revisions will be republished accordingly.

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

<u>Contacts</u>

<u>Media</u>

Chris Nthite	**+27 (0) 11 637 6388/+27 (0) 83 301 2481**	**cnthite@anglogoldashanti.com**
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	**sbailey@anglogoldashanti.com**
General inquiries		**media@anglogoldashanti.com**

<u>Investors</u>

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	**sbailey@anglogoldashanti.com**
Sabrina Brockman (US & Canada)	**+1 646 880 4526 / +1 646 379 2555**	**sbrockman@anglogoldashanti.com**
Fundisa Mgidi (South Africa)	**+27 11 6376763 / +27 82 821 5322**	**fmgidi@anglogoldashanti.com**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 19, 2018

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance